April 26, 2016

Via EDGAR

Mr. James E. O’Connor Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

ALPS Series Trust. (the “Registrant”), on behalf of its series, the Clarkston Select Fund (the “Select Fund”) and the Clarkston Founders Fund (the “Founders Fund” and together with the Select Fund, each a “Fund” and together the “Funds”)Registration Nos. 811-22747 and 333-183945

Dear Mr. O’Connor:

On behalf of the Registrant, and in connection with the Funds, attached hereto is Post-Effective Amendment No. 55 (“PEA 55”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 57 under the Investment Company Act of 1940, as amended (the “1940 Act”).

PEA 55 is being filed to update and complete the Registrant’s disclosure in Post-Effective Amendment No. 52 (“PEA 52”) filed on February 5, 2016 on Form N-1A and (i) reflects changes to PEA 52 made in response to written comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2016, (ii) includes certain other data that was not available at the time of the initial filing and certain other non-material changes, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s written comments, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 55.

I.

General

1.

Staff Comment:  The Registrant is advised to include the language required by the Tandy letter in its response to the Staff’s comments.

Registrant’s Response: This comment has been complied with. Please see Exhibit A attached hereto.

II.

Prospectus

1.

Staff Comment:  The disclosure in the “Principal Investment Strategies of the Fund” section for the Select Fund on page 2 of the Prospectus states that the fund's strategy is to invest in

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14101962.3 (4/22/2016 1:58 PM)

companies with medium to large market capitalization.  This is defined to include companies below that of the largest company based on market capitalization in the Russell 1000 Index.   Because the definition of large and mid-cap is based on the range of companies below that of the largest company in the Russell 1000 Index, it is our view that the Fund is free to invest in companies of any size.  To eliminate this issue, disclose the market capitalization range of the companies that the adviser regards as "large capitalization" and "medium capitalization" by reference to generally accepted market capitalization ranges for large cap and mid cap companies.

Registrant’s Response: Comment complied with. The disclosure has been revised as follows:

“The Adviser considers medium and large market capitalization companies to be those companies with market capitalizations within the range of companies included in the Russell Midcap® Index or within the range of companies included in the Russell 1000® Index at the time of initial purchase.  As of March 31, 2016, the Russell Midcap® Index included companies with a market capitalization range of between approximately $147 million and $30 billion.  As of March 31, 2016, the Russell 1000® Index included companies with a market capitalization range of between approximately $147 million and $628 billion.  The Fund will, however, also invest in equity securities of smaller or larger companies.  Because medium and large capitalization companies are defined by reference to indices, the market capitalization of the companies in which the Fund invests may vary with market conditions.”

2.

Staff Comment:  The second paragraph of the “Principal Investment Strategies of the Fund” sections for the Select Fund on page 2 of the Prospectus and for the Founders Fund on page 6 of the Prospectus both include the non-principal investment strategy of each respective Fund.  Please remove this paragraph as the non-principal investment strategy of the Fund does not belong in this section.

Registrant’s Response:  Comment complied with.

3.

Staff Comment:  The disclosure in the “Principal Investment Strategies of the Fund” section for the Founders Fund on page 7 of the Prospectus states that the Fund's strategy is to invest in companies with medium market capitalization.  This is defined to include companies below that of the largest company based on market capitalization in the Russell Midcap Index.   Because the definition of mid-cap is based on the range of companies below that of the largest company in the Russell Midcap Index, it is our view that the Fund is free to invest in small and micro-cap companies.  To eliminate this issue, disclose the market capitalization range of the companies that the adviser regards as "medium capitalization" by reference to generally accepted market capitalization ranges for mid cap companies.

Registrant’s Response:  Comment complied with. The disclosure has been revised as follows:

“The Adviser considers medium capitalization companies to be those companies with market capitalizations within the range of companies included in the Russell Midcap®

Mr. James E. O’Connor

April 26, 2016

Index at the time of initial purchase.  As of March 31, 2016, the Russell Midcap® Index included companies with a market capitalization range of between approximately $147 million and $30 billion.  The Fund will, however, also invest in equity securities of smaller or larger companies.  Because medium market capitalization companies are defined by reference to an index, the market capitalization of the companies in which the Fund invests may vary with market conditions.”

4.

Staff Comment:  In the “Equity Securities Risk” risk factor included on pages 3 and 8 of the Prospectus, please define separately the risks of common, preferred, and convertible securities.

Registrant’s Response: Comment complied with. Each of the “Equity Securities Risk” disclosures has been revised to include the following:

“Common stock prices fluctuate based on changes in a company’s financial condition, on overall market and economic conditions, and on investors’ perception of a company’s well-being.  Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income. As well as the risks associated with common stocks, preferred stocks will be subject to greater credit risk than the debt instruments to which they are subordinate.  Convertible stock is subject to the risks of both debt securities and equity securities. The value of convertible stock tends to decline as interest rates rise and, due to the conversion feature, to vary with fluctuations in the market value of the underlying equity security.”

5.

Staff Comment:  The “Equity Securities” risk factor summarized on page 13 of the Prospectus also includes “warrants. . . and similar securities” in the list of equity securities in which the Funds will invest while the “Equity Securities” risk factors in the summary section of the Prospectus do not.  Please explain why warrants were not mentioned in the summary section of the Prospectus and also explain what is meant by “similar securities”.

Registrant’s Response:  We note that the phrase “warrants . . . and similar securities” was included in the “Equity Securities” risk for each Fund, on pages 3 and 8.  The references to “similar securities” related to the conversion features of certain securities, but have been removed to simplify the risk disclosure.

6.

Staff Comment:  Regarding the “Derivatives Risk” risk factor on page 14 of the Prospectus, the Division of Investment Management provided guidance about derivative-related disclosure by investment companies in a letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure.  The letter provides that a derivative-related disclosure should:

a.

be in plain English;

b.

identify specifically all of the derivatives in which the fund intends to invest as part of its principal investment strategy;

c.

be tailored to the fund’s specific use of derivatives, the extent of their use, and their related risks;

d.

provide investors with a specific risk profile of the fund’s derivatives investments, rather than a list of risks of various derivatives strategies;

e.

explain the purpose of the fund’s derivatives trading; and

f.

address the degree of economic exposure (not just amount invested).

Please present the Funds’ derivative disclosure in substantial conformity with this guidance.  This disclosure should be reviewed periodically to assess its completeness and accuracy in light of the Funds’ actual use of derivatives.

Registrant’s Response:  Each Fund believes that characterizing the derivatives risk for such Fund as a non-principal risk is appropriate at this time, and each Fund is aware of the Barry Miller letter and will prepare its disclosures accordingly.

7.

Staff Comment:  Please remove the second to last sentence of the “Networking, Sub-Accounting and Administrative Fees” section on page 18 of the Prospectus that states, “[a]ny such payment by a Fund to a financial intermediary for networking, recordkeeping, sub-accounting and/or administrative services are in addition to any 12b-1 related services provided to shareholders”.

Registrant’s Response:  Comment complied with.

8.

Staff Comment:  In the “Buying Shares” section on page 19 of the Prospectus, please revise the disclosure to clarify the Funds’ responsibilities pursuant to Rule 22c-1 of the 1940 Act.  Specifically, please make clear that, where a person is designated in the Prospectus as “authorized to consummate a transaction,” the Funds are required to do so at a price based on the NAV next computed after the authorized representative’s receipt of the order to buy or sell.  Even if an authorized representative were to fail in its duty to transmit the order timely, the Funds are still required to process the order at the NAV next computed after receipt of the order by the authorized representative.

Registrant’s Response:  Comment complied with. The disclosure has been revised as follows:

“It is the responsibility of the financial intermediary to ensure that all orders are transmitted in a timely manner to the Funds.  However, if such financial intermediary fails in its duty to transmit the order timely, your order will still be processed based on the offering price computed as of the close of trading on the NYSE on the day your order was received by the financial intermediary.”

9.

Staff Comment:  In the “Redemption Payments” section on page 20 of the Prospectus, please revise the disclosure to clarify that the applicable NAV is the NAV next determined after an authorized intermediary receives a redemption request.

Registrant’s Response:  Comment complied with. The disclosure has been revised as follows:

Mr. James E. O’Connor

April 26, 2016

“In all cases, your redemption price is the net asset value per share at the next determined trade date once your request is received by an authorized intermediary and determined to be in good order.”

10.

Staff Comment:  The second to last paragraph in the “Frequent Purchases and Sale of Fund Shares” section on page 21 of the Prospectus includes a discussion of identifying and eliminating abusive trading, especially in omnibus accounts with multiple investors.  Please revise this disclosure to discuss the "shareholder information agreements" that the Funds are required to enter into with their financial intermediaries pursuant to Rule 22c-2(a)(2) under the 1940 Act.

Registrant’s Response:  Comment complied with. The disclosure has been revised to include the following:

“Additionally, in compliance with the 1940 Act, each Fund has entered into the necessary agreements with each financial intermediary that submits orders, itself or through an agent, to buy shares of the Fund to enable it to identify and eliminate excessive trading, especially in single accounts for the benefit of multiple underlying investors.”

I.

Statement of Additional Information

1.

Staff Comment:  The “Borrowing” disclosure on page 3 of the Statement of Information (the “SAI”) states that in the event a Fund borrows money, it must maintain continuous asset coverage of at least 300% of the amount borrowed and further states:

“If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if a Fund sells securities at that time.”

Please revise this disclosure to clarify that Section 18(f)(1) of the 1940 Act specifically provides that in the event the asset coverage shall at any time fall below 300% a registered investment company shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.

Registrant’s Response:  Comment complied with.  The disclosure has been revised as follows:

“If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days (excluding Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations in order to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if a Fund sells securities at that time.”

2.

Staff Comment:   The “Firm Commitments and When-Issued Securities” disclosure on page 9 of the SAI states that the Funds may purchase securities on a firm-commitment basis, including when-issued securities.  Other than certain permitted bank borrowings, Section 18(f) of the 1940 Act prohibits a Fund from issuing any “senior security” as defined in Section 18(g) of the 1940 Act.  In Investment Company Act Release No. 10666 and subsequent no-action letters, the Commission Staff took the position that the issue of senior security status will not be raised with respect to reverse repurchase agreements, firm commitment agreements, standby commitment agreements, when-issued securities, short sales, written options, forwards, futures, and certain other derivatives transactions provided certain asset segregation requirements are met.  Please enhance this disclosure to explain how the Funds will avoid senior security status with respect to its investments in these securities.

Registrant’s Response:  Comment complied with.  The disclosure has been revised to include the following:

“When purchasing securities pursuant to a when-issued or forward commitment transaction, payment for the securities is not required until the delivery date.  However, the purchaser assumes the rights and risks of ownership, including the risks of price and yield fluctuations.  When a Fund has sold a security pursuant to one of these transactions, the Fund does not participate in further gains or losses with respect to the security.  A Fund may renegotiate a when-issued or firm commitment transaction and may sell the underlying securities before delivery, which may result in capital gains or losses for the Fund.  When-issued and forward-commitment transactions will not be considered to constitute issuance, by a Fund, of a “senior security”, as that term is defined in Section 18(g) of the 1940 Act, and therefore, such transactions will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund, if a Fund covers the transaction in accordance with the requirements described under the heading “Borrowings”.”

3.

Staff Comment:  In the disclosure regarding “Loans of Portfolio Securities” on page 14 of the SAI, please clarify in this section that the Funds may not lend more than one-third of their total assets.  You may also clarify that the collateral the Funds receive may be included in calculating the Funds’ total assets in determining whether a Fund has loaned more than one-third of its assets.  See SEC No Action Letters: Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. November 25, 1997).

Registrant’s Response:  Comment complied with.  The disclosure has been revised to include the following:

“The terms of the structure of the loan arrangements, as well as the aggregate amount of securities loans, must be consistent with the 1940 Act and rules and interpretations of the SEC thereunder.  These provisions limit the amount of securities a Fund may lend to 33 1/3% of the Fund’s total assets and require (1) the borrower pledge and maintain with the Fund collateral consisting of cash, an irrevocable letter of credit, or securities issued by the U.S. government having at all times not less than 100% of the value of the securities lent; (2) the borrower add to such collateral whenever the price of the securities lent rises; (3) the

Mr. James E. O’Connor

April 26, 2016

loan be made subject to termination by the Fund at any time; and (4) the Fund receives reasonable interest on the loan (which may include the Fund’s investing any cash collateral in interest-bearing short-term investments), any distributions on the lent securities, and any increase in their market value.  Loan arrangements made by each Fund will comply with all other applicable regulatory requirements, including the rules of the New York Stock Exchange, which presently require the borrower, after notice, to redeliver the securities within the normal settlement time of three business days.  The Adviser will consider the creditworthiness of the borrower, among other things, in making decisions with respect to lending securities, subject to the oversight of the Board of Trustees.  At present time, the SEC does not object if any investment company pays reasonable negotiated fees in connection with lent securities, so long as such fees are set forth in a written contract and approved by the investment company’s trustees.  In addition, voting rights pass with the lent securities, but if a Fund has knowledge that a material event will occur affecting securities on loan, and with respect to which the holder of securities will be entitled to vote or consent, the lender must be entitled to call the loaned securities in time to vote or consent.  A Fund bears the risk that there may be a delay in the return of the securities, which may impair the Fund’s ability to vote on such a matter.  A Fund may include, as part of its total assets, the assets that it receives as collateral for loans of its portfolio securities, for purposes of determining compliance with the requirement that a mutual fund should not have on loan at any given time securities representing more than one-third of its total asset value.”

4.

Staff Comment: In the “Fundamental Investment Restrictions” section on page 23 of the SAI, the disclosure states that a Fund may not “purchase securities that would cause 25% or more of the value of its total assets at the time of purchase to be directly invested in the securities of one or more issuers conducting their principal business activities in the same industry.” Please note that this definition is from the instruction to Item 8.2(b) of Form N-2 for closed-end mutual funds.  Please revise this disclosure to conform with Instruction 4 to Item 9(b)(1) of Form N-1A regarding the concentration of fund investments.

Registrant’s Response:  The SAI disclosure correctly sets forth each Fund’s fundamental investment policy to not concentrate its investments in any industry or group of industries as required by Item 16(c)(1)(iv) of Form N-1A.  Your comment appears to relate to the requirement to disclose any policy to concentrate investments as part of the Principal Investment Strategy disclosure required in in the prospectus by Item 9(b)(1).  There is no such policy to disclose for either Fund.

5.

Staff Comment:  In the “Fundamental Investment Restrictions” section on page 24 of the SAI, the disclosure states that a Fund may not purchase or sell commodities; however, it then goes on to state that this restriction shall not prevent a Fund from engaging in transactions involving options or other derivative instruments. With respect to the Funds’ investment in commodities-based derivatives, please explain how the Funds will comply with the Internal Revenue Service’s position adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code (the “Code”), that the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Registrant’s Response:  A registered investment company under Subchapter M of the Internal Revenue Code may invest in instruments that generate “non-qualified” income so long as a sufficient portion of its income each year is “qualified” income as defined in Section 851(b)(2) of the Code.  Each Fund will monitor its investments to seek to ensure that it complies with that requirement.

* * * *

The Staff is kindly requested to address any comments on this filing to me at 303.892.7381.

Sincerely,

/s/ Peter H. SchwartzPeter H. Schwartz

for

Davis Graham & Stubbs LLP

PHS:jw

Enclosure

Cc:

Jeremy O. May, President and Chairman of the Registrant

JoEllen Legg, Esq., Secretary of the Registrant

JoAnn M. Strasser, Thompson Hine LLP

EXHIBIT A

ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ JoEllen L. Legg____

JoEllen L. Legg

Secretary of the Registrant